

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Gerald Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.
650 E. Bloomingdale Ave.
Brandon, FL 33511

   Re: GolfSuites 1, Inc.
    Amendment No. 1 to Offering Statement on Form 1-A
    Filed on January 4, 2024
    File No. 024-12341

Dear Gerald Ellenburg:

   We have reviewed your amended offering statement and have the following comment(s).

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

Amendment 1 to Form 1-A

Risk Factors
The exclusive forum provisions in the company's Certificate of Incorporation, as amended, and the subscription agreement may have the effect, page 17

1. We note your response to prior comment 5, as well as the revisions you made to section 6 of the subscription agreement. Please further amend the subscription agreement to carve-out Exchange Act claims. In this regard, we note Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts for all claims arising under the Exchange Act, including derivative actions.

Restated Consolidated Statements of Operations (Unaudited), page F-4

2. Please tell us your basis for classifying management fees as other expenses rather than as operating expenses. This comment also applies to your audited Statements of Operations.

Restated Consolidated Statements of Cash Flows (Unaudited), page F-6

3.   Please revise to begin your reconciliation of operating cash flows with net income (loss) before minority interest. Similarly, revise your audited Statements of Cash Flows. Refer to ASC 230.

Independent Auditor's Report, page F-26

4.   The audit report date does not mirror the report date included in the related consent at Exhibit 11.1. Please revise for consistency.

Note 2 - Summary of Significant Accounting Policies
Income Taxes, page F-34

5.   We note your response to our prior comment number 15; however, there are still references to cryptocurrency. Please advise or revise accordingly.

    Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services